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                                                                    EXHIBIT 99.3

                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dr. Reddy's Laboratories Limited (the "Company") on Form 20-F for the period ended March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G. V. Prasad, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date: September 30, 2003                           /s/ G. V. Prasad
                                                   -----------------------------
                                                   G. V. Prasad
                                                   Chief Executive Officer and
                                                   Executive Vice Chairman